Exhibit (a)(1)(vi)

NICHOLAS FINANCIAL, INC.

SUPPLEMENT TO OFFER TO PURCHASE

Offer to Purchase for Cash

By its Wholly-Owned Indirect Subsidiary

Of Up to $70.0 million in Value of its Common Shares

At a Purchase Price Not Greater than $15.60 per Share

Nor Less Than $14.60 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 13, 2015, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The date of this Supplement to Offer to Purchase is March 3, 2015.

Nicholas Financial, Inc., a British Columbia, Canada corporation (the “Company”), previously distributed an Offer to Purchase, dated February 10, 2015 (as amended and supplemented from time to time, the “Offer to Purchase”), in connection with the offer by its wholly-owned indirect subsidiary, Nicholas Financial, Inc., a Florida corporation (“NFI-Florida” and, together with the Company, “we,” “us” or “Nicholas”), to purchase up to $70.0 million (but not less than $50.0 million) in value of the Company’s Common shares, no par value per share (the “Shares”), at a price not greater than $15.60 nor less than $14.60 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and conditions described in the Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Except as set forth in this supplement (the “Supplement”) and in Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO, and in any subsequently filed amendments thereto, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects, and this Supplement should be read in conjunction therewith. Where information in the Offer to Purchase is in conflict with, is supplemented by or is replaced by information in this Supplement, the information provided in this Supplement shall govern. Capitalized terms used in this Supplement but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

The Offer to Purchase is hereby amended and supplemented as follows:

•	The “Summary Term Sheet” section of the Offer to Purchase is supplemented by adding the following paragraph after the first paragraph under the caption “What is the purpose of the Offer?” on page 4 of the Offer to Purchase:

If the Offer is consummated (i.e., between $50.0 million and $70.0 million in aggregate value of Shares are purchased using proceeds from our increased Credit Facility), our leverage ratio will increase from 0.9:1 as of December 31, 2014 to approximately 1.8:1 to 2.5:1, depending upon the aggregate value of Shares purchased. We believe that a leverage ratio within this range is appropriate for Nicholas, given its business and financial condition. See Section 2.

•	The “Summary Term Sheet” section of the Offer to Purchase is amended by replacing in its entirety the third sentence of the paragraph under the caption “When and how will you pay me for the Shares I tender?” on page 9 of the Offer to Purchase with the following sentence: “We will announce the final results of any proration and the Final Purchase Price, and begin paying for tendered Shares, promptly thereafter.”

•	Section 1 (“Number of Shares; Purchase Price; Proration”) of the Offer to Purchase is amended by replacing in their entirety the first two sentences of the fifth paragraph under the caption “— General” on page 15 of the Offer to Purchase with the following:

Promptly after the Expiration Date, we will pay the Final Purchase Price net to the seller, in cash, less applicable withholding taxes and without interest, for the Shares, if any, we purchase. We will announce the preliminary results of the Offer, including price and preliminary information about any expected proration, on the business day following the Expiration Date. We will announce the final results of any proration and the Final Purchase Price, and begin paying for tendered Shares, promptly thereafter.

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is supplemented by adding the following disclosure after the first paragraph under the caption “— Purpose of the Offer” on page 18 of the Offer to Purchase:

If the Offer is consummated (i.e., between $50.0 million and $70.0 million in aggregate value of Shares are purchased using proceeds from our increased Credit Facility), our leverage ratio will increase from 0.9:1 as of December 31, 2014 to approximately 1.8:1 to 2.5:1, depending upon the aggregate value of Shares purchased. We believe that a leverage ratio within this range is appropriate for Nicholas, given its business and financial condition. More specifically, we believe that increasing our leverage ratio to such a range will positively impact our earnings per Share and return on equity without causing Nicholas to incur undue liquidity risk in the event of a business downturn or liquidity crisis.

The following table sets forth summary unaudited pro forma consolidated financial data for the Company for the fiscal year ended March 31, 2014 and the nine months ended December 31, 2014. Certain select financial metrics and ratios are also included for both periods. This summary unaudited pro forma consolidated financial data gives effect to the purchase of Shares by us in the Offer, as if such purchases had occurred on April 1, 2013 and April 1, 2014 for the consolidated statement of income data for the fiscal year ended March 31, 2014 and the nine months ended December 31, 2014, respectively; and on March 31, 2014 and December 31, 2014 for the consolidated balance sheet data as of March 31, 2014 and December 31, 2014, respectively. Such data assumes that the purchase of Shares will be financed with debt under our existing Credit Facility. This information should be read in conjunction with the Company’s audited consolidated financial statements and the related notes thereto filed as part of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014, which report has been incorporated by reference into the Offer. This summary unaudited pro forma consolidated financial data is not necessarily indicative of either our financial position or results of operations that actually would have been attained had the purchase of Shares in the Offer and the related debt financing been completed at the dates indicated, or that such results will be achieved in the future. Our future results are subject to prevailing economic and industry-specific conditions and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described on page 11 under the caption “Forward-Looking Statements.”

	Year ended March 31, 2014				Nine months ended December 31, 2014
	Actual	Adjustments		Pro Forma	Actual	Adjustments		Pro Forma
Consolidated Statements Of Income Data:
Interest expense	$5,678,188	$3,164,760	(a)(b)	$8,842,948	$4,391,697	$2,378,880	(a)(b)	$6,770,577
Operating income before income taxes	28,516,730	(3,164,760)		25,351,970	19,864,462	(2,378,880)		17,485,582

Income tax expense	11,813,378	(1,210,521)		10,602,857	6,856,017	(821,046)		6,034,971

Net Income	$16,703,352	$(1,954,239)		$14,749,113	$13,008,445	$(1,557,834)		$11,450,611

Earnings per share
Basic	$1.38			$1.98	$1.07			$1.52

Diluted	$1.36			$1.92	$1.05			$1.48

Weighted average shares
Basic	12,096,000	(4,635,762)		7,460,238	12,188,778	(4,635,762)		7,553,016

Diluted	12,325,000	(4,635,762)		7,689,238	12,371,998	(4,635,762)		7,736,236

Portfolio Summary Data:
Interest expense as a percentage of average finance receivables, net of unearned interest	1.95%	1.09%		3.04%	1.90%	1.03%		2.93%
Net Portfolio yield	21.33%	-1.09%		20.24%	19.57%	-1.03%		18.54%
Pre-tax yield as a percentage of average finance receivables, net of unearned interest	9.65%	-1.09%		8.56%	8.63%	-1.03%		7.60%

	As of March 31, 2014				As of December 31, 2014
Consolidated Balance Sheet Data:
Line of credit	$127,900,000	$70,800,000	(c)	$198,700,000	$130,000,000	$70,800,000	(c)	$200,800,000
Total liabilities	141,492,024	70,800,000	(c)	212,292,024	140,947,730	70,800,000	(c)	211,747,730
Common stock	31,151,781	—		31,151,781	31,758,255	—		31,758,255
Treasury stock	—	(70,800,000)		(70,800,000)	—	(70,800,000)		(70,800,000)
Retained earnings	110,785,774	(1,954,239)		108,831,535	123,794,219	(1,557,834)		122,236,385
Total stockholders equity	141,937,555	(72,754,239)		69,183,316	155,552,474	(72,357,834)		83,194,640

Total liabilities and stockholders equity	$283,429,579	$(1,954,239)		$281,475,340	$296,500,204	$(1,557,834)		$294,942,370

Shares outstanding – common stock	12,220,874	(4,635,762)		7,585,112	12,292,329	(4,635,762)		7,656,567
Book value per share (d)	$11.61			$9.12	$12.65			$10.87
Return on average equity	12.42%			23.16%	11.66%			19.39%
Leverage ratio (e)	1.00			3.07	0.91			2.55

(a)	Reflects additional interest expense associated with borrowings for the purchase of $70 million in value of Shares and an estimated $800,000 in costs directly related to the Offer. For every .25% increase or decrease in the interest rate, the Company’s pro forma interest expense for the year ended March 31, 2014 and the nine months ended December 31, 2014 would increase or decrease by $497,000 and $377,000, respectively.
(b)	Assumes the price per Share paid by NFI-Florida will be $15.10, which represents the midpoint of the price range of the Offer.
(c)	Assumes the Offer will result in $70 million in value of Shares being purchased, the maximum amount as described in the Offer.
(d)	Reflects stockholders’ equity divided by actual Shares outstanding.
(e)	Defined as total liabilities divided by total stockholders’ equity. NFI-Florida’s current Credit Facility allows for a maximum leverage ratio of 3:1.

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is supplemented by inserting the following disclosure after the beneficial ownership table (including the footnotes thereto) under the caption “— Beneficial Ownership” beginning on page 35 of the Offer to Purchase:

In the event that (i) the Offer is fully subscribed at the minimum Final Purchase Price of $14.60 per Share and 4,794,521 Shares, representing approximately 38.9% of the Company’s outstanding Shares as of February 6, 2015, are purchased pursuant to the Offer, and (ii) none of the persons listed as “More Than 5% Shareholders” in the beneficial ownership table beginning on page 35 tenders any Shares in the Offer, such persons would beneficial own the following percentages of the Company’s outstanding Shares following the completion of the Offer:

Name	Percentage of Outstanding Shares
Peter L. Vosotas	14.0%
Mohan Family, LLC	8.7	%(1)
Southpoint Capital Advisors LLC	13.8%
AQR Capital Management, LLC	8.2%

(1)	Based upon the assumptions above, the Shares owned collectively by the persons set forth in footnote (9) to the beneficial ownership table beginning on page 35 would constitute approximately 16.3% of the Company’s outstanding Shares following the completion of the Offer.

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NICHOLAS FINANCIAL, INC.

March 3, 2015

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